May 18, 2009

Mr. Daniel Morris, Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:	Winnebago Industries, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended August 30, 2008

Filed: October 29, 2008

File No. 001-06403

Dear Mr. Morris:

On behalf of Winnebago Industries, Inc., I am writing in response to the letter from the United States Securities and Exchange Commission (the “Commission”) dated April 24, 2009, containing comments with respect to the above-referenced filing. For your convenience, we have reproduced each of the Commission staff’s comments from their letter and our responses below.

Exhibit 4c

1.

We note you have attached Exhibit 4c. This filing is missing Exhibits G and H. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please amend your Form 10-K to file the entire credit agreement, including these exhibits.

2.	Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Responses:

1.

Exhibits G and H were inadvertently omitted from Exhibit 4c of our Fiscal 2008 Form 10-K. We will file an amendment to our Fiscal 2008 Form 10-K on May 20, 2009 that will include Exhibit 4c in its entirety.

2.	We confirm that we will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

In connection with our responses to these comments, we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel Morris

May 18, 2009

If you have any further comments or questions concerning the responses contained in this letter, please call me at (641) 585-6865. You also may reach me via fax at (641) 585-6806 and e-mail at snielsen@winnebagoind.com.

Kind regards,

Sarah Nielsen

Vice President, Chief Financial Officer

cc:	Matthew Spitzer